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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 TRANSPRO, INC.
             (Exact name of Registrant as Specified in Its Charter)

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
                          DELAWARE                                                          34-1807383
         (State of Incorporation or Organization)                                       (I.R.S. Employer
                                                                                        Identification no.)

          100 GANDO DRIVE, NEW HAVEN, CONNECTICUT                                           06513
         (Address of Principal Executive Offices)                                       (Zip Code)


             If this form relates to the                        If this form relates to the
             registration of a class of securities              registration of a class of securities
             pursuant to Section 12(b) of the                   pursuant to Section 12(g) of the
             Exchange Act and is effective                      Exchange Act and is effective
             pursuant to General Instruction                    pursuant to General Instruction
             A.(c), please check the following                  A.(d), please check the following
             box.  |X|                                          box.  [ ]

Securities Act registration statement file number to which this form relates:           N/A
                                                                              ----------------------
                                                                               (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                Title of Each Class                                        Name of Each Exchange on Which
                to be so Registered                                        Each Class is to be Registered
                -------------------                                        ------------------------------

      COMMON STOCK, PAR VALUE $.01 PER SHARE                                  AMERICAN STOCK EXCHANGE
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Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE


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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         Although Transpro, Inc. (the "company") common stock, par value $.01 per share, is the only class of securities to be registered in this registration statement, certain information about the authorized preferred stock and the Series B Preferred Stock is provided below because it is possible that the rights of these securities may limit or qualify the rights evidenced by, or amounts payable with respect to the common stock. The following statements relating to the capital stock of the company are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Restated Certificate of Incorporation (the "Certificate") and the By-Laws of the company.

         COMMON STOCK

         The company is authorized to issue 17,500,000 shares of common stock, par value $.01 per share. Holders of common stock are entitled to one vote per share with respect to all matters required by law to be submitted to holders of common stock. The common stock does not have cumulative voting rights. The Certificate provides that no action required to be taken or that may be taken at an annual or special meeting of stockholders may be taken by written consent in lieu of a meeting of stockholders.

         Subject to the prior rights of holders of preferred stock, holders of the common stock will be entitled to receive such dividends as may be lawfully declared by the Board of Directors of the company. Pursuant to the Loan and Security Agreement, dated January 4, 2001, as amended, between the company and Congress Financial Corporation (New England), an affiliate of First Union National Bank, the company is currently prohibited from paying common stock dividends. Upon any dissolution, liquidation or winding up of the company, whether voluntary of involuntary, holders of the common stock are entitled to share ratably in all assets remaining after the liquidation payments have been made on all outstanding shares of preferred stock.

         The common stock does not have any preemptive, subscription or conversion rights. Under the company's Certificate, the Board of Directors has the authority to issue up to 10,352,041 additional shares of common stock, as of September 30, 2003. The company believes that the Board's ability to issue additional shares of common stock could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs that might arise. The authorized but unissued shares of common stock are available for issuance without further action by the company's stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or system on which the common stock may then be listed. The Board's ability to issue additional shares of common stock could, under certain circumstances, either impede or facilitate the completion of a merger, tender offer or other takeover attempt.

         The holders of common stock are currently entitled to certain rights under the company's stockholder rights plan. See "Stockholder Rights Plan," below for additional information regarding these rights.

         Other Securities That May Limit or Qualify Rights of the Common Stock

         Preferred Stock. The company is authorized to issue up to 2,500,000 shares of preferred stock, par value $.01 per share without further stockholder approval. The shares of preferred stock may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors. Among the specific matters that may be determined by the Board of Directors are dividend rights, if any, redemption rights, if any, the terms of a sinking or purchase fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the company, conversion rights, if any, and voting powers, if any.

         The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock.

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         Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The company has no present plans to issue any preferred stock. The company has, however, designated a series of preferred stock as Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") in connection with its stockholder rights plan. See "Stockholder Rights Plan," below

         Series B Preferred Stock. In connection with the acquisition of Ready-Aire, the company authorized and issued 30,000 shares of Transpro, Inc. Series B Convertible Preferred Stock ("Series B Preferred Stock"). The Series B Preferred Stock is non-transferable and is entitled to cumulative dividends of 5% per annum and is entitled to a $100.00 per share preference over common stock payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the company. It is convertible into common stock and is redeemable at the liquidation preference at the time of redemption. The Series B Preferred Stock is convertible into common stock based upon the liquidation preference and the market value of common stock at the time of conversion, as further defined in the applicable purchase agreement. The aggregate number of shares of common stock to be issued upon conversion of preferred stock may not exceed 7% of the total number of shares of common stock outstanding, after giving effect to the conversion. At September 30, 2003 there were 12,781 shares of Series B Preferred Stock issued and outstanding.

         Stockholder Rights Plan. On September 14, 1995, the Board of Directors adopted a stockholder rights plan (the "Rights Plan"), under which one Right (the "Right") was issued and distributed for each share of common stock. The Rights Plan is intended to protect shareholders against unsolicited attempts to acquire control of the company that do not offer what the company believes to be an adequate price to all shareholders. Each Right will entitle the registered holder to purchase from the company one one-hundredth of a share of Series A Preferred Stock at a price of $60.00 per one one-hundredth of a share of Series A Preferred Stock subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between the company and American Stock Transfer & Trust company, as Rights Agent.

         The Rights will become exercisable only if a person or group acquires or obtains the right to acquire beneficial ownership of 20% or more of the outstanding shares of common stock (an "Acquiring Person") or 10 days (or such later date as the company's Board of Directors may determine) following the commencement by a person or group of a tender or exchange offer which would result in such person or group becoming an Acquiring Person. The earlier of such dates is called the "Rights Distribution Date." Until the Rights Distribution Date, the Rights will be evidenced by the certificates for shares of common stock. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the later of the Rights Distribution Date and the date of the earliest of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of common stock having a market value of two times the exercise price of the Right.


ITEM 2.   EXHIBITS.

         List below all exhibits filed as a part of the registration statement:

                  NONE





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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                                      TRANSPRO, INC.
                                                      (Registrant)

Date:    October 9, 2003                              By:  /s/ Richard A. Wisot
                                                           --------------------
                                                           Richard A. Wisot
                                                           Vice President,
                                                           Treasurer, Secretary,
                                                           and Chief Financial
                                                           Officer